                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                      (Amendment No. 2)


     SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
                      (Name of Issuer)


          Common Stock (par value $1.00 per share)
               (Title of Class of Securities)


                          843486101
                       (CUSIP Number)

         Don A. Jensen, Vice President and Secretary
                     Sprint Corporation
                       P.O. Box 11315
                 Kansas City, Missouri 64112
                       (913) 624-3326
(Name, Address, and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                       March 21, 1995
                (Date of Event which Requires
                  Filing of this Statement)


  If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of
    Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the
                       statement [ ].


SCHEDULE 13D
CUSIP NO. 843486101

1)     Names of Reporting Persons                   SPRINT CORPORATION

       S.S. or I.R.S. Identification
       Nos. of Above Persons                        48-0457967

2)     Check the Appropriate Box if       (a)       [  ]
       a Member of a Group                (b)       [X]

3)     SEC Use Only

4)     Source of Funds                              OO

5)     Check Box if Disclosure of                   [  ]
       Legal Proceedings is Required
       Pursuant to Items 2(d) and 2(e)

6)     Citizenship or Place of                      Kansas
       Organization


Number of shares beneficially
owned by each person with:


7)     Sole Voting Power

8)     Shared Voting Power                          4,412,998<F1>

9)     Sole Dispositive Power

10)    Shared Dispositive Power                     4,412,998<F1>

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person               4,412,998<F1>

12)    Check Box if the Aggregate
       Amount in Row (11) Excluded                  [  ]
       Certain  Shares

13)    Percent of Class Represented                 6.88%
       in Row (11)

14)    Type of Reporting Person                     HC CO

<F1>   Includes 20,269, 4,342,769 and 50,000 shares of Common
       Stock owned of record by Sprint Corporation, S FON
       Corporation and Sprint Foundation, respectively.




SCHEDULE 13D

CUSIP NO. 843486101

1)     Names of Reporting Persons                   SPRINT FOUNDATION

       S.S. or I.R.S. Identification                48-1062018
       Nos. of Above Persons

2)     Check the Appropriate Box if       (a)       [  ]
       a Member of a Group                (b)       [X]

3)     SEC Use Only

4)     Source of Funds                              OO

5)     Check Box if Disclosure of                   [  ]
       Legal Proceedings is Required
       Pursuant to Items 2(d) and 2(e)

6)     Citizenship or Place of                      Kansas
       Organization


Number of shares beneficially
owned by each person with:


7)     Sole Voting Power

8)     Shared Voting Power                          50,000

9)     Sole Dispositive Power

10)    Shared Dispositive Power                     50,000

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person               50,000

12)    Check Box if the Aggregate
       Amount in Row (11) Excluded                  [  ]
       Certain Shares

13)    Percent of Class Represented                 .078%
       in Row (11)

14)    Type of Reporting Person                     CO




SCHEDULE 13D

CUSIP NO. 843486101

1)     Names of Reporting Persons                   S FON CORPORATION

       S.S. or I.R.S. Identification                51-0351472
       Nos. of Above Persons

2)     Check the Appropriate Box if       (a)       [  ]
       a Member of a Group                (b)       [X]

3)     SEC Use Only

4)     Source of Funds                               OO

5)     Check Box if Disclosure of                   [  ]
       Legal Proceedings is Required
       Pursuant to Items 2(d) and 2(e)

6)     Citizenship or Place of                      Delaware
       Organization


Number of shares beneficially
owned by each person with:


7)     Sole Voting Power

8)     Shared Voting Power                          4,342,729

9)     Sole Dispositive Power

10)    Shared Dispositive Power                     4,342,729

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person               4,342,729

12)    Check Box if the Aggregate
       Amount in Row (11) Excluded                  [  ]
       Certain Shares

13)    Percent of Class Represented                 6.77%
       in Row (11)

14)    Type of Reporting Person                     CO



     As required by Rule 13d-2(c) of Regulation S-X under the Securities Exchange Act of 1934, this Amendment No. 2
(the "Amendment") amends and restates the statement on
Schedule 13D dated May 2, 1984 (the "Schedule 13D"), as amended August 23, 1985 ("Amendment No. 1") relating to the
Common Stock (as defined in Item 1 hereof). Each of the
Schedule 13D and Amendment No. 1 were filed by United
Telecommunications, Inc. ("United").  On February 26, 1992,
United changed its name to Sprint Corporation.

Item 1.   Security and Issuer

     The title of the class of equity securities to which
this statement relates is the common stock, par value $1.00
per share (the "Common Stock"), of Southern New England
Telecommunications Corporation, a Connecticut corporation ("SNET"
or the "Issuer").   The Issuer's principal office is located
at 227 Church Street, New Haven, Connecticut.

Item 2.   Identity and Background.

     This Amendment is filed on behalf of the following:

     (1) Sprint Corporation, a publicly-held Kansas corporation ("Sprint"), having its principal office located at 2330 Shawnee Mission Parkway, Westwood, Kansas;

     (2) Sprint Foundation, a Kansas not-for-profit corporation and a wholly-owned subsidiary of Sprint (the
"Foundation"), having its sole place of business located at 2330 Shawnee Mission Parkway, Westwood, Kansas; and

     (3) S FON Corporation, a Delaware corporation and a wholly owned subsidiary of Sprint ("S FON"), having its sole place of business located at 2500 West 4th Street, Wilmington, Delaware (Sprint, the Foundation and S FON are collectively referred to herein as the "Filers").

     Sprint is a diversified telecommunications holding company. Sprint owns subsidiaries which, among other things, provide local exchange, cellular/wireless and domestic and international long distance telecommunications services. The Foundation is a not-for-profit corporation organized for various charitable purposes and is qualified under Section 501(c)(3) of the Internal Revenue Code as a tax-exempt foundation. S FON is an investment management company which is engaged in the maintenance and management of intangible assets.

     (a)-(c), (f) The tables set forth in Exhibit A are incorporated herein by reference and list the name, occupation, and business or residence address of the each of the directors and executive officers of Sprint, the Foundation and S FON. During the last five years, none of Sprint, the Foundation, S FON, and to the best knowledge of Sprint, the Foundation and S FON, none of such directors or officers has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All such directors and officers are citizens of the United States.

     Each of Sprint, the Foundation and S FON has executed a Joint Filing Agreement consenting to the joint filing by them of this Amendment. Such Joint Filing Agreement is filed as Exhibit B to this Amendment and is incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4.   Purpose of Transaction.

     On March 21, 1995, Sprint filed, pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, a Prospectus Supplement (the "Prospectus") related to Sprint's Registration Statement on Form S-3 (No. 33-48689) offering for sale 8 1/4% Exchangeable Notes Due March 31, 2000 (each, a "DECS") of Sprint (the "DECS Transaction"). The purpose of the DECS Transaction is to offer and sell the DECS, the proceeds of which will be used by Sprint for general corporate purposes. The following descriptions of the DECS and the DECS Transaction are qualified in their entirety by reference to the agreements and documents which are filed as Exhibits to this Amendment and are incorporated herein by reference. Capitalized terms used herein and not defined in this Amendment have the meanings ascribed to them in the Prospectus.

     The DECS are a series of Debt Securities (as defined in the Prospectus), to be issued under an indenture dated as of July 1, 1992, as supplemented by the First Supplemental Indenture, dated as of March 1, 1995 (the indenture dated as of July 1, 1992, as supplemented from time to time, the "Indenture"), between Sprint and The First National Bank of Chicago, as trustee (the "Trustee"). The DECS will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of Sprint. The aggregate number of DECS to be issued will be 3,900,000 plus such additional number of DECS as may be issued pursuant to the over-allotment option granted by Sprint to the underwriters. The DECS will mature on March 31, 2000.

     At Maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Sprint into a number of shares of Common Stock at the Exchange Rate (as defined below), and, accordingly, holders of the DECS will not necessarily receive an amount equal to the principal amount thereof. The "Exchange Rate" is equal to, subject to adjustment as a result of certain dilution events (see "Dilution
Adjustments" below), (a) if the Maturity Price (as defined below) per share of Common Stock is greater than or equal to $36.75 per share of Common Stock (the "Threshold
Appreciation Price"), 0.86735 shares of Common Stock per
DECS, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the $31.875 per share of Common Stock (the "Initial Price"), a fractional share of Common Stock per DECS so that the value thereof (determined at the Maturity Price) is equal to the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Common Stock per DECS. No fractional shares of Common Stock will be issued at Maturity. Notwithstanding the foregoing, Sprint may at its option in lieu of delivering shares of Common Stock, deliver cash in an amount equal to the value of such number of shares of Common Stock at the Maturity Price. On or prior to the seventh Business Day prior to March 31, 2000, Sprint will notify The Depository Trust Company and the Trustee and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each DECS will be exchanged for shares of Common Stock or cash. If Sprint elects to deliver shares of Common Stock, the shares which are delivered to the holders of the DECS which are not affiliated with SNET shall be free of any transfer restrictions and the holders of the DECS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares.

     The "Maturity Price" is defined as the average Closing Price per share of the Common Stock on the 20 Trading Days immediately prior to (but not including) the Maturity date. The "Closing Price" of any security on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of such security on the New York Stock Exchange ("NYSE") on such date or, if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, or if such security is not so listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by Sprint. A "Trading Day" is defined as a day on which the security the Closing Price of which is being determined (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     The Indenture does not contain any restriction on the ability of Sprint to sell all or any portion of the Common Stock held by it or its subsidiaries, and no such shares of Common Stock will be pledged or otherwise held in escrow for use at Maturity of the DECS.

     The DECS are not subject to redemption prior to maturity.

     The DECS have been approved for listing on the New York
Stock Exchange under the symbol "FXN".

     SNET will not receive any of the proceeds of the offering of the DECS and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by holders of the DECS at Maturity. SNET is not involved with the administration or trading of the DECS and has no obligations with respect to the amount receivable by holders of the DECS at Maturity.

     Sprint intends to continue to review all aspects of its investment in SNET. The decision to exchange, or not to exchange, the DECS for the Common Stock at Maturity will be made at or prior to Maturity and will depend on the market price of the Common Stock, conditions in the securities markets generally, and other future developments. If, at Maturity, Sprint exchanges the DECS for the Common Stock, the aggregate amount of Common Stock beneficially owned by the Filers could be reduced by as many as 3,900,000 shares (or 4,342,729 shares if the over-allotment option is exercised in full). In that event, the percentage of the outstanding Common Stock beneficially owned by the Filers would be reduced to .031% (based on the number of shares currently outstanding).

Item 5.   Interest in Securities of the Issuer.

     On December 27, 1994, Sprint transferred 4,342,729 shares of the Common Stock to S FON.

     On December 28, 1994, Sprint (a) donated 129,731 shares of the Common Stock to the Missouri Development Finance Board and (b) transferred 300,000 shares of Common Stock to the Foundation. During the period between February 10, 1995 and March 1, 1995, inclusive, the Foundation sold 200,000 shares of the Common Stock in open market transactions at per-share prices between $32.765 and $33.75.

     On March 21, 1995, Sprint beneficially owned 4,412,998 shares of Common Stock (inclusive of the following: 20,269, 4,342,729 and 50,000 shares of the Common Stock owned of record by Sprint, S FON and the Foundation, respectively) representing 6.88% of the outstanding Common Stock.

Item 6.  Contracts, Arrangements, Understandings, or
Relationships with respect to Securities of the Issuer.

     This Amendment contains summaries of certain agreements and documents related to the offering of the DECS. These summaries are qualified in their entirety by the agreement and documents, which are filed as exhibits hereto and incorporated herein by reference.

     Other than as described in this Item 6 and in Item 4 above, no arrangements or understandings exist among the Filers, or among any of the Filers and any other persons, with respect to the Common Stock.

Item 7.   Material to be Filed as Exhibits.

A. Responses to Items 2(a) through (c) with respect to Sprint, the Foundation and S FON.

B.   Joint Filing Agreement among the Filers.

C. Prospectus Supplement, filed pursuant to Rule 424(b)(2) with the Commission on March 21, 1995 relating to Sprint's Registration Statement on Form S-3 (No. 33-48689) (the "S-3") is incorporated herein by reference.

D. Form of Notes filed as Exhibit A to Exhibit F hereof is incorporated herein by reference.

E.   Indenture, dated as of July 1, 1992, between Sprint
     Corporation and The First National Bank of Chicago as trustee filed as Exhibit 4-A to the S-3 is incorporated herein by reference.

F. First Supplemental Indenture, dated as of March 1, 1995, between Sprint Corporation and The First National Bank of Chicago as trustee filed as Exhibit 2 to Sprint's Registration Statement on Form 8-A filed on March 13, 1995 is incorporated herein by reference.



                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 21, 1995         SPRINT CORPORATION

                              By: /s/ Don A. Jensen
                              Don A. Jensen
                              Vice President and Secretary



Date:  March 21, 1995         SPRINT FOUNDATION

                              By: /s/ Don A. Jensen
                              Don A. Jensen
                              Vice President



Date:  March 21, 1995         S FON CORPORATION

                              By: /s/ Andrew T. Panaccione
                              Andrew T. Panaccione
                              President



                      INDEX TO EXHIBITS


A. Responses to Items 2(a) through (c) with respect to Sprint, the Foundation and S FON.

B.   Joint Filing Agreement among the Filers.

C. Prospectus Supplement, filed with the Commission on March 21, 1995 relating to Sprint's Registration
     Statement on Form S-3 (the "S-3) (No. 33-48689) is incorporated herein by reference.

D. Form of Notes filed as Exhibit A to Exhibit F hereof is incorporated herein by reference.

E.   Indenture, dated as of July 1, 1992, between Sprint
     Corporation and The First National Bank of Chicago as trustee filed as Exhibit 4-A to the S-3 is incorporated herein by reference.

F. Form of First Supplemental Indenture, dated as of March 1, 1995, between Sprint Corporation and The First National Bank of Chicago as trustee filed as Exhibit 2 to Sprint's Registration Statement on Form 8-A on March 13, 1995 is incorporated herein by reference.

                           EXHIBIT A

              DIRECTORS AND EXECUTIVE OFFICERS
                             OF
                     SPRINT CORPORATION

      (a)                      (b)                         (c)
      Name                   Address                    Principal
                                                       Business or
                                                        Occupation
DIRECTORS


DuBose Ausley            Ausley, McMullen,          Attorney
                         McGehee, et. al.
                         Washington Square
                         Building
                         P.O. Box 391
                         Tallahassee, FL 32302

Warren Batts             Premark International,     Chairman and CEO
                         Inc.                       of Premark
                         1717 Deerfield Road        International, Inc.
                         Deerfield, IL 60015

Ruth Davis               The Pymatuning Group,      Chairman and CEO
                         Inc.                       of The Pymatuning
                         Suite 570                  Group, Inc.
                         4900 Seminary Road
                         Alexandria, VA 22311

William Esrey            Sprint Corporation         Chairman and CEO
                         2330 Shawnee Mission       of Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

Donald Hall              Hallmark Cards, Inc.       Chairman of
                         P.O. Box 419580            Hallmark Cards, Inc.
                         Kansas City, MO 64141

Paul Henson              Suite 210                  Chairman of the
                         4200 Somerset              Board of Kansas
                         Prairie Village, KS        City Southern
                         66208                      Industries, Inc.

Harold Hook              American General           Chairman and CEO
                         Corporation                of American
                         P.O. Box 3247              General Corporation
                         Houston, TX 77253

Robert Huntley           Hunton & Williams          Attorney
                         Riverfront Plaza,
                         East Tower
                         17th Floor
                         951 East Byrd Street
                         Richmond, VA 23219

Ronald LeMay             Sprint Corporation         President and
                         2330 Shawnee Mission       COO--Long-Distance
                         Pkwy                       Division of
                         Westwood, KS 66205         Sprint Corporation

Linda Lorimer            Office of the Secretary    Secretary of the
                         Yale University            University, Yale
                         P.O. Box 1303A             University
                         Yale Station
                         New Haven, CT 06520

Charles Price II         Suite 300                  Chairman of the
                         One West Armour Blvd.      Board of
                         Kansas City, MO 64111      Mercantile Bank
                                                    of Kansas City

Frank Reed               Philadelphia National      President and
                         Bank                       CEO of
                         FC 1-1-2-2                 Philadelphia
                         P.O. Box 7618              National Bank
                         Philadelphia, PA 19101

Charles Rice             Barnett Banks, Inc.        Chairman and CEO
                         P.O. Box 40789             of Barnett Banks
                         Jacksonville, FL 32203

Stewart Turley           Jack Eckerd Corporation    Chairman and CEO
                         P.O. Box 4689              of Jack Eckerd
                         Clearwater, Florida        Corporation
                         34618


      (a)                        (b)                       (c)
      Name                     Address                  Principal
                                                       Business or
                                                        Occupation
EXECUTIVE OFFICERS


Gene Betts               Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President,
                         Pkwy                       Sprint Corporation
                         Westwood, KS 66205

J. Richard Devlin        Sprint Corporation         Executive Vice
                         2330 Shawnee Mission       President--Law
                         Pkwy                       and External
                         Westwood, KS 66205         Affairs, Sprint
                                                    Corporation

William Esrey            Sprint Corporation         Chairman and
                         2330 Shawnee Mission       CEO, Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

Dennis Foster            Sprint Corporation         President--
                         2330 Shawnee Mission       Cellular and
                         Pkwy                       Wireless
                         Westwood, KS 66205         Division, Sprint
                                                    Corporation

John Hoffman             Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President,
                         Pkwy                       Sprint Corporation
                         Westwood, KS 66205

Don Jensen               Sprint Corporation         Vice President
                         2330 Shawnee Mission       and Secretary,
                         Pkwy                       Sprint Corporation
                         Westwood, KS 66205

Arthur Krause            Sprint Corporation         Executive Vice
                         2330 Shawnee Mission       President--Chief
                         Pkwy                       Financial
                         Westwood, KS 66205         Officer, Sprint
                                                    Corporation

Ronald LeMay             Sprint Corporation         President &
                         2330 Shawnee Mission       Chief Operating
                         Pkwy                       Officer--Long-
                         Westwood, KS 66205         Distance Division,
                                                    Sprint Corporation

John Meyer               Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President and
                         Pkwy                       Controller, Sprint
                         Westwood, KS 66205         Corporation

D. Wayne Peterson        Sprint Corporation         President--Local
                         2330 Shawnee Mission       Telecommunications
                         Pkwy                       Division, Sprint
                         Westwood, KS 66205         Corporation

Theodore Schell          Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President, Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

Richard C. Smith, Jr.    Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President, Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

M. Jeannine Strandjord   Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President and
                         Pkwy                       Treasurer, Sprint
                         Westwood, KS 66205         Corporation

I. Benjamin Watson       Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President,
                         Pkwy                       Sprint
                         Westwood, KS 66205         Corporation




              DIRECTORS AND EXECUTIVE OFFICERS
                              OF
                      S FON CORPORATION

        (a)                     (b)                       (c)
       Name                   Address                   Principal
                                                       Business or
                                                        Occupation
DIRECTORS


Robert Campbell          5 West 8th St.             President and
                         Wilmington, DE 19801       general manager of
                                                    various Delaware
                                                    investment holding
                                                    companies

Mark Beshears            Sprint Corporation         Assistant Vice
                         2330 Shawnee               President - State
                         Mission Pkwy.              and Local Tax,
                         Westwood, KS  66205        Sprint Corporation

Andrew Panaccione        4th Street Plaza,          Accountant for
                         Suite 16                   various Delaware
                         2500 West 4th Street       investment holding
                         Wilmington, DE 19805       companies


        (a)                     (b)                       (c)
       Name                   Address                   Principal
                                                       Business or
                                                        Occupation
EXECUTIVE OFFICERS


Andrew Panaccione        4th Street Plaza,          Accountant for
                         Suite 16                   various Delaware
                         2500 West 4th Street       investment holding
                         Wilmington, DE 19805       companies

Roseanne Brown           4th Street Plaza,          Administrative
                         Suite 16                   assistant for
                         2500 West 4th Street       various Delaware
                         Wilmington, DE 19805       investment holding
                                                    companies

Mark Beshears            Sprint Corporation         Assistant Vice
                         2330 Shawnee               President - State
                         Mission Pkwy.              and Local Tax,
                         Westwood, KS  66205        Sprint Corporation


              DIRECTORS AND EXECUTIVE OFFICERS
                     OF SPRINT FOUNDATION

      (a)                     (b)                        (c)
      Name                  Address                   Principal
                                                     Business or
                                                      Occupation
DIRECTORS


M. Jeannine Strandjord   Sprint Corporation         Senior Vice
                         2330 Shawnee               President and
                         Mission Pkwy.              Treasurer, Sprint
                         Westwood, KS  66205        Corporation

Richard C. Smith, Jr.    Sprint Corporation         Senior Vice
                         2330 Shawnee               President, Sprint
                         Mission Pkwy.              Corporation
                         Westwood, KS  66205

J. Richard Devlin        Sprint Corporation         Executive Vice
                         2330 Shawnee               President--Law and
                         Mission Pkwy.              External Affairs,
                         Westwood, KS  66205        Sprint Corporation


      (a)                     (b)                        (c)
      Name                  Address                   Principal
                                                     Business or
                                                      Occupation
EXECUTIVE OFFICERS


Richard C. Smith, Jr.    Sprint Corporation         Senior Vice
                         2330 Shawnee               President, Sprint
                         Mission Pkwy.              Corporation
                         Westwood, KS  66205

William N. Searcy        Sprint Corporation         Pension and Trust
                         2330 Shawnee               Officer, Sprint
                         Mission Pkwy.              Corporation
                         Westwood, KS  66205


                          EXHIBIT B

                   JOINT FILING AGREEMENT
                            AMONG
 SPRINT CORPORATION, SPRINT FOUNDATION AND S FON CORPORATION

                   JOINT FILING AGREEMENT

     The undersigned (each, a "Filer" and together, the "Filers") for purposes of filing an amendment to a statement on Schedule 13D pursuant to Securities and Exchange
Commission Rule 13d-1(f)(i) each hereby agree:

     (a) each Filer is individually responsible for the timely filing of any further amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

     (b) this Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

     (c) each Filer agrees that the Schedule 13D, as amended, to which this Joint Filing Agreement is attached as Exhibit B is filed on its behalf; and

     (d) this Joint Filing Agreement may be executed in counterparts.

Dated: March 21, 1995
                                SPRINT CORPORATION


                                By: /s/ Don A. Jensen
                                Don A. Jensen
                                Vice President and Secretary

                                SPRINT FOUNDATION


                                By: /s/ Don A. Jensen
                                Don A. Jensen
                                Vice President


                                S FON CORPORATION


                                By: /s/ Andrew T. Panaccione
                                Andrew T. Panaccione
                                President


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